UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Prestige Wealth Inc.’s General Meeting of Class B Ordinary Shareholders

The general meeting (the “Class B GM”) of holders of Class B ordinary shares of par value US$0.000625 of Prestige Wealth Inc. (the “Company”) was held on March 27, 2025 at 10:00 a.m., local time. Participants attended the Class B GM at Office Unit 6620B, 66/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

At the Class B GM, shareholders of the Company duly adopted the following resolutions:

●	It is resolved as a special resolution that the conversion of any Class B Ordinary Share to Class A ordinary share of par value US$0.000625 of the Company or transfer of any Class B Ordinary Share be subject to the prior approval of the board of directors of the Company (“Class B Variation”), and that to reflect, among other things, the Class B Variation, the third amended and restated memorandum and articles of association of the Company (the “A&R M&AA”), in the form attached to this 6-K, be adopted as the new memorandum and articles of association of the Company, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association.

●	It is resolved as an ordinary resolution that, the Class B GM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class B GM , there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class B GM to be held on or about the date of the meeting.

Results of Prestige Wealth Inc.’s Extraordinary General Meeting of Ordinary Shareholders

The extraordinary general meeting (the “EGM”) of shareholders of the Company was held on March 27, 2025 at 10:30 a.m., local time. Participants attended the EGM at the same address as the Class B GM.

●	It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation from such class of shareholders in accordance with Article 11, the Company adopt the A&R M&AA, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to, amongst other things, reflect the Class B Variation.

●	It is resolved as an ordinary resolution that, the EGM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM to be held on or about the date of the meeting.

Exhibits

Exhibit No.	Description
99.1	Prestige Wealth Inc. - 3rd Amended and Restated Memorandum and Articles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: March 31, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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